UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

Commission File No.: 1-11130

(Translation of registrant’s name into English)

148/152 Route de la Reine 92100 Boulogne-Billancourt — France

(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Alcatel-Lucent Reports Q4 and Full-Year 2014 Results

IP Routing revenues increase 15% year-over-year

Continued improvement in gross margin to 34.7%

Positive free cash flow before restructuring in 2014

•

Group revenues, excluding Managed Services, down 3% year-on-year, with IP Routing revenues up 15%. At actual rate, group revenues, excluding Managed Services, increased 2% year-on-year with IP Routing revenues up 20%.

•	Gross margin expanded 130 basis points year-over-year to 34.7% in Q4, to reach 33.4% for 2014 as a whole.

•

Fixed costs savings of Euro 30 million in Q4 2014, net of Euro 16 million of reinvestments in new market segments and channels as well as accelerated R&D, bringing cumulative net fixed cost savings to Euro 675 million, more than 70% of the Shift Plan objective.

•	Adjusted operating income of Euro 284 million or 7.7% of revenues in Q4 2014, leading to full year adjusted operating income of Euro 623 million or 4.7% of revenues.

•

Free cash flow of Euro 264 million in Q4 to reach Euro (420) in 2014, an improvement of Euro 237 million from 2013; positive free cash flow before restructuring of Euro 420 million in Q4 to reach positive territory of Euro 43 million in 2014.

Key numbers for the fourth quarter and full year 2014

In Euro million (except for EPS)	Fourth Quarter 2014	Fourth Quarter 2013 PROFORMA	Change y-o-y	2014	2013 PROFORMA	Change

Profit&Loss Statement
Revenues	3,682	3,763	-6%	13,178	13,813	-3%
Gross profit	1,279	1,258	2%	4,408	4,322	2%
in % of revenues	34.7%	33.4%	130 bps	33.4%	31.3%	210 bps
Adjusted Operating income	284	293	-3%	623	278	345
in % of revenues	7.7%	7.8%	-10 bps	4.7%	2.0%	270 bps
Reported Net income (loss) (Group share)	271	134	137	(118)	(1,304)	1,186
Reported EPS diluted (in Euro)	0.08	0.05	Nm	(0.04)	(0.54)	Nm
Reported E/ADS diluted (in USD)	0.10	0.07	Nm	(0.05)	(0.74)	Nm
Cash Flow Statement
Segment Operating cash flow	518	487	31	494	211	283
Free cash flow	264	361	(97)	(420)	(657)	237
Free cash flow before restructuring cash outlays	420	550	(130)	43	(146)	189
The Shift Plan KPIs
Core Networking Revenues	1,802	1,726	1%	5,966	6,151	-2%
Core Networking Adjusted Operating income	288	258	12%	630	479	151
in % of revenues	16.0%	14.9%	110 bps	10.6%	7.8%	280 bps
Access operating cash flow	154	223	(69)	48	(137)	185
Group fixed costs savings	30	96	Nm	340	335	Nm

Except as otherwise mentioned, all variations at constant exchange rates and perimeter, with accounting of Enterprise as a discontinued operation as of Q1 2014, and deconsolidation of LGS as of Q2 2014. 2013 results have been re-presented to reflect the impact of discontinued operations and its subsequent non-substantial perimeter adjustment.

Paris, February 6, 2015 - Alcatel-Lucent (Euronext Paris and NYSE: ALU) has today demonstrated further improvement in underlying profitability with the release of its fourth quarter and full-year 2014 results.

Commenting on the results, Michel Combes, CEO of Alcatel-Lucent, said: “Our fourth quarter and full year 2014 results underline the success of our turnaround. Through the execution of The Shift Plan, we have improved our underlying profitability and free cash flow profile while we have solidified the entire organization. Entering 2015, we are in a strong position to capitalize on profitable growth opportunities and will focus on operational excellence and quality of service. The achievements we have made in our product portfolio and operational transformation make us confident we will reach our positive free cash flow target in 2015.”

Highlights of Q4 2014

•

Revenues for the Group excluding Managed Services, reflecting the termination or restructuring of loss-making contracts, declined 3% year-on-year. At actual rates, Group revenues excluding Managed Services increased 2% year-on-year.

•

Gross margin reached 34.7% of revenues in the quarter, progressing by 130 basis points year-on-year driven by favourable mix. The sequential improvement of 70 basis points was primarily driven by the reduction of fixed operations costs.

•

Fixed costs savings amounted to Euro 30 million in Q4 2014, net of Euro 16 million of reinvestments, bringing cumulative net fixed cost savings to Euro 675 million under the Shift Plan. In particular, SG&A expenses decreased by 1% compared to Q4 2013. At constant exchange rates, SG&A expenses declined 6% in Q4 2014 compared to Q4 2013. The ratio of SG&A expenses to revenues was 11.3% in Q4 2014.

•

Adjusted operating income totaled Euro 284 million in the quarter, or 7.7% of revenues, compared to Euro 293 million in Q4 2013, or 7.8% of revenues. Profitability of our Core Networking segment improved on a year-over-year basis reaching an adjusted operating margin of 16.0%.

•

As reported, the Group showed a net income (Group share) of Euro 271 million in Q4 2014, or Euro 0.08 per share, compared to Euro 134 million in the year-ago period, mainly reflecting lower financial expenses and higher income tax benefits partially offset by higher restructuring expenses.

•

Segment operating cash flow was Euro 518 million in Q4 2014, versus Euro 487 million in Q4 2013, reflecting a decrease in operating working capital, notably a reduction in inventories. Free cash flow was Euro 264 million in the quarter, a decline of Euro 97 million year-over-year.

•	At December 31, 2014, the Group had net cash position of Euro 326 million, versus a net debt position of Euro (132) million at September 30, 2014.

•

In addition to the previously announced intent to offer to retirees of the US Management Pension Plan who are receiving monthly pension benefit payments the opportunity to elect to convert those payments into a single, lump sum payment, the Group announces today that it is now in a position to extend this one-time offer to about 32,000 retirees and former employees and related beneficiaries of the US Inactive Occupational Pension Plan. The offer, which will run concurrently with the previously announced offer, is expected to be formally communicated to eligible individuals later this year. Payments to eligible participants and beneficiaries who elect to participate in both offers would occur in the fourth quarter of 2015 and constitute a complete settlement of our pension liabilities with respect to them. Payments are expected to be made from existing US plan assets and we do not expect to make any contributions to US plan assets in connection with either offer.

•

At December 31, 2014, the Group’s overall Pensions and OPEB exposure indicated a deficit of Euro (1,350) million compared to a surplus of Euro 546 million at December 31, 2013. This change primarily reflects an IFRS update to our assumptions based on new mortality rates issued in the US at the end of 2014. From an ERISA standpoint, which determines funding requirements in the US, the US pension funds remain in a sizeable surplus positive and we do not expect to make any additional contributions to these plan assets for the foreseeable future.

Highlights of the full year 2014

•	Revenues for the Group, excluding Managed Services, were flat compared to 2013.

•

Gross margin reached 33.4% of revenues, improving by 210 basis points compared to 2013, reflecting better profitability in several business lines, favorable mix and the reduction of fixed operations costs.

•

Net fixed costs savings amounted to Euro 340 million. In particular, SG&A expenses decreased by 12.9%, leading to a ratio of SG&A expenses to revenues of 12.1%, a decline of 110 basis points year-on-year.

•	Adjusted operating income totaled Euro 623 million, or 4.7% of revenues, more than doubling compared to Euro 278 million, or 2.0% of revenues in the year-ago period.

•	Segment operating cash flow was Euro 494 million, versus Euro 211 million last year, driving a Euro 237 million improvement in Free cash flow to Euro (420) million in 2014.

•

As reported, the Group showed a material reduction in net loss at Euro (118), versus Euro (1,304) million last year, mainly reflecting reduced financial expenses and higher income tax benefits in 2014 as well as an impairment charge that impacted 2013 results.

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P&L HIGHLIGHTS

Adjusted Profit & Loss Statement (In Euro million except for EPS)	Fourth quarter 2014	Fourth quarter 2013	Change y-o-y	Third quarter 2014	Change q-o-q	2014	2013	Change
Revenues	3,682	3,763	-6%	3,254	10%	13,178	13,813	-3%
Cost of sales	(2,403)	(2,505)	102	(2,149)	(254)	(8,770)	(9,491)	721
Gross profit	1,279	1,258	2%	1,105	16%	4,408	4,322	2%
in % of revenues	34.7%	33.4%	130 bps	34.0%	70 bps	33.4%	31.3%	210 bps
SG&A expenses	(417)	(423)	-1%	(400)	4%	(1,594)	(1,830)	-13%
R&D costs	(578)	(542)	7%	(535)	8%	(2,191)	(2,214)	-1%
Adjusted Operating income	284	293	-3%	170	67%	623	278	345
in % of revenues	7.7%	7.8%	-10 bps	5.2%	250 bps	4.7%	2.0%	270 bps
Restructuring costs	(157)	(97)	(60)	(75)	(82)	(574)	(518)	(56)
Litigations	2	-	2	1	1	7	(2)	9
Gain/(loss) on disposal of consolidated entities	40	-	40	(1)	41	20	2	18
Impairment of assets	-	4	(4)	-	-	-	(548)	548
Post-retirement benefit plan amendment	9	40	(31)	103	(94)	112	135	(23)
Financial expense	(102)	(160)	58	(128)	26	(502)	(710)	208
Share in net income of equity affiliates	7	2	5	1	6	15	7	8
Income tax benefit	216	78	138	-	216	297	141	156
Income from discontinued activities	(2)	9	(11)	(66)	64	(49)	(25)	(24)
Adjusted Net income (loss) (Group share)	278	147	131	(9)	287	(86)	(1,250)	1,164
Non-controlling interests	19	22	(3)	(14)	33	35	10	25
Adjusted EPS diluted (in Euro)	0.09	0.05	Nm	(0.00)	Nm	(0.03)	(0.51)	Nm
Adjusted E/ADS* diluted (in USD)	0.10	0.07	Nm	(0.00)	Nm	(0.04)	(0.71)	Nm
Number of diluted shares (million)	3,473.4	2,946.8	Nm	2,767.0	Nm	2,815.4	2,431.2	Nm

GEOGRAPHICAL INFORMATION

From a geographic standpoint, North America revenues (excluding LGS) declined by 11% year-over-year, where notable growth in IP Routing and IP Transport was offset by lower revenues from IP Platforms and from the Access segment. Europe also benefitted from growth in IP Routing and IP Transport, which was offset by the decrease in revenues attributable to Managed Services. Excluding such impact, revenues in Western Europe were up 1% year-over-year. Asia Pacific posted a 1% year-over-year decline, reflecting a temporary slowdown in China that was partially offset by traction in other geographies such as Japan and Australia. In Rest of World, MEA revenues increased at a double-digit pace, while CALA showed slight declines.

Geographic breakdown of revenues (In Euro million)	Fourth quarter 2014	Fourth quarter 2013	Change y-o-y	Third quarter 2014	Change q-o-q	2014	2013	Change
North America	1,489	1,535	-11%	1,362	3%	5,793	6,321	-6%
Europe	890	998	-11%	711	25%	2,982	3,284	-10%
Asia Pacific	754	728	-1%	721	2%	2,631	2,327	15%
RoW	549	502	7%	460	19%	1,772	1,881	-4%
Total group revenues	3,682	3,763	-6%	3,254	10%	13,178	13,813	-3%

CORE NETWORKING

Core Networking segment revenues were Euro 1,802 million in Q4 2014, up 1% compared to Q4 2013, driven by growth in IP Routing. Adjusted operating income reached Euro 288 million, or 16.0% of segment revenues in Q4 2014, an increase of 110 basis points compared to Q4 2013. The improvement in adjusted operating income as well as a decrease in operating working capital benefitted Core Networking segment operating cash flow of Euro 415 million in the quarter, which increased Euro 98 million compared to Q4 2013.

For the full year 2014, Core Networking segment revenues were Euro 5,966 million, down 2% compared to 2013 due to IP Platforms legacy. Adjusted operating income improved to Euro 630 million or 10.6% of segment revenues in 2014, an increase of 280 basis points compared to 2013. Core Networking segment operating cash flow of Euro 528 million in 2014 increased Euro 46 million compared to 2013.

Breakdown of segment (In Euro million)	Fourth Quarter 2014	Fourth Quarter 2013	Change y-o-y	Third Quarter 2014	Change q-o-q	2014	2013	Change
Core Networking
Revenues	1,802	1,726	1%	1,443	23%	5,966	6,151	-2%
IP Routing	664	555	15%	594	9%	2,368	2,253	6%
IP Transport	649	618	3%	527	21%	2,114	2,120	0%
IP Platforms	489	553	-15%	322	49%	1,484	1,778	-16%
Adjusted Operating income	288	258	30	123	165	630	479	151
in % of revenues	16.0%	14.9%	110 bps	8.5%	750 bps	10.6%	7.8%	280 bps
Segment Operating Cash-Flow	415	317	98	(38)	453	528	482	46
in % of revenues	23.0%	18.4%	460 bps	-2.6%	Nm	8.9%	7.8%	110 bps

IP Routing revenues were Euro 664 million in Q4 2014, increasing 15% year-over-year, with double digit growth across all regions. Market diversification momentum continued, with non-telco revenues reaching more than 15% of revenues in the quarter.

•	Our IP edge routing market share reached 26% in the rolling four quarters ending Q3’14, an increase of 110 basis points year-over-year, according to Dell’Oro.

•	Our 7950 XRS IP Core router registered 4 new wins in Q4 for a total of 36 wins to date, including a key win at an Asian Tier 1 service provider.

•

Alcatel-Lucent expanded its IP Routing portfolio with the introduction of 1) the Virtualized Service Router (VSR) which allows service providers and large enterprises to build a flexible network and operate service router software on standard servers and 2) the 7750 SR, a router which uses our FP3 400G chipset to offer high density, high performance aggregation of mobile backhaul, business and residential services.

•

Nuage Networks™ added 4 new wins in the quarter, now totaling 16 customers, and introduced its Virtualized Networks Services (VNS) solution which will help enterprises and service providers extend the benefits of SDN to branch locations anywhere.

•

Alcatel-Lucent and HP expanded their global alliance to incorporate IP routing and optical products into HP’s existing routing and storage portfolios, to leverage the convergence of IT and telecommunications.

•	In full year 2014, sales increased 6% compared to 2013.

IP Transport revenues reached Euro 649 million in Q4 2014, an increase of 3% year-on-year. Our terrestrial optics business increased at a high single-digit rate in all regions, driven by our WDM portfolio. Our submarine business continued to build its pipeline with two new contracts coming into force in the fourth quarter and registering new orders.

•

Within WDM, our 1830 Photonic Service Switch (PSS) platform represented 55% of terrestrial optical product revenues in the quarter, up 11 percentage points year-on-year, and was recently used with Vodafone Spain to trial 400G transmissions between Madrid and Zaragoza.

•	In 2014, our 100G shipments represented 34% of total WDM line cards shipments compared to 26% in 2013.

•	Alcatel-Lucent recently announced the transfer of legacy R&D activity to SM Optics, an Italy-based SIAE MICROELETTRONICA company.

•

Alcatel-Lucent Submarine Networks announced a number of new deployments, including four additional branches in Sea-Me-We 5, Tasman Global Access between Australia and New Zealand, and Sealion in the Baltics.

•	In 2014, revenues in our IP Transport business were flat compared to 2013.

IP Platforms revenues decreased 15% year-on-year to Euro 489 million in Q4 2014, as this business continues to be in a transitional phase, reflecting our strategy to rationalize the portfolio and leverage on growth engines. Performance in the fourth quarter also reflected delayed VoLTE rollouts in the US, while our Motive Customer Experience portfolio grew at double digit rate.

•	Our Motive Customer Experience has now over 300 million devices managed. According to Analysys Mason, Motive is the market leader in combined fixed and mobile device management.

•

Alcatel-Lucent introduced the Motive Security Guardian, a virtualized security solution to optimize both the delivery of services as well as the customer experience by protecting service provider’s networks, machine-to-machine (M2M) communications, and mobile and home devices from malware.

•	Revenues in IP Platforms declined 16% in 2014, while our growth portfolio saw revenues increasing at a mid-single digit rate.

ACCESS

Access segment revenues were Euro 1,871 million in Q4 2014, an 11% decrease compared to Q4 2013. In Q4 2014, segment operating income was Euro 6 million, compared to segment operating income of Euro 76 million in Q4 2013. Segment operating cash flow was Euro 154 million in the quarter, a decrease of Euro 69 million compared to Q4 2013.

For the full year 2014, Access segment revenues were Euro 7,157 million, declining 4% compared to 2013. Adjusted operating income of Euro 42 million, or 0.6% of segment revenues in 2014, represented an increase of Euro 127 million compared to 2013. Access segment operating cash flow of Euro 48 million in 2014 increased Euro 185 million compared to 2013.

Breakdown of segment (In Euro million)	Fourth Quarter 2014	Fourth Quarter 2013	Change y-o-y	Third Quarter 2014	Change q-o-q	2014	2013	Change
Access
Revenues	1,871	1,983	-11%	1,807	0%	7,157	7,447	-4%
Wireless Access	1,211	1,240	-9%	1,176	-2%	4,685	4,510	4%
Fixed Access	549	542	-3%	518	3%	2,048	2,069	-1%
Managed services	96	186	-50%	97	-2%	369	791	-53%
Licensing	15	15	0%	16	0%	55	77	-29%
Adjusted Operating income	6	76	(70)	62	(56)	42	(85)	127
in % of revenues	0.3%	3.8%	-350 bps	3.4%	-310 bps	0.6%	-1.1%	170 bps
Segment Operating Cash-Flow	154	223	(69)	(36)	190	48	(137)	185
in % of revenues	8.2%	11.2%	-300 bps	-2.0%	Nm	0.7%	-1.8%	250 bps

Wireless Access revenues were Euro 1,211 million, a decrease of 9% year-on-year, as LTE rollouts drove robust investments in the fourth quarter, mainly for capacity in the US and TD-LTE deployments in China, but at a more moderate pace compared the first half of 2014.

•

Alcatel-Lucent continued to diversify its LTE customer base, with 11 new wins in the fourth quarter including AINMT in Scandinavia and expand its small cell presence, signing 3 new customers, bringing our total to 76.

•	Alcatel-Lucent announced a partnership with Inmarsat on the development of a fully integrated telecommunications network to deliver broadband services to aviation passengers across the European Union.

•

Etisalat Group will be deploying Alcatel-Lucent’s virtualized radio network controller in both the United Arab Emirates and Sri Lanka allowing greater flexibility and efficiency in its radio access network operations through NFV.

•	Wireless revenues increased 4% in 2014 compared to 2013.

Fixed Access revenues were Euro 549 million in Q4 2014, a decrease of 3% compared to Q4 2013 as lower activity in North America offset continuing demand for vectoring and fiber in Europe and APAC outside of China.

•	Alcatel-Lucent recently reached the milestone of 10 million VDSL2 vectoring line card shipments, underlining our leadership in fixed access.

•

Alcatel-Lucent recently announced GPON wins with Vodacom in South Africa as well as Liquid Telecom in Kenya and Uganda. We have also taken the number one position in EMEA with a market share of 38% in Q3’14, according to Dell’Oro.

•	In 2014, Fixed Access revenues declined 1% compared to 2013.

Managed Services revenues were Euro 96 million, decreasing by 50%, reflecting our strategy to terminate or restructure loss-making contracts.

Licensing revenues were Euro 15 million.

CASH FLOW STATEMENT HIGHLIGHTS

Cash Flow highlights (In Euro million )	Fourth quarter 2014	Fourth quarter 2013	2014	2013
Adjusted operating income	284	293	623	278
Change in operating WCR	234	194	(129)	(67)
Segment Operating Cash Flow	518	487	494	211
Depreciation & Amort and other adjustments	149	275	587	614
Operating Cash Flow	667	762	1,081	825
Interest	(13)	(20)	(225)	(296)
Income tax (expense)	(18)	(7)	(93)	(77)
Pension funding & retiree benefit cash outlays	(39)	(52)	(173)	(162)
Restructuring cash outlays	(156)	(189)	(463)	(511)
Capital expenditures (incl. R&D cap.)	(178)	(160)	(556)	(463)
Disposal of Intellectual Property	1	27	9	27
Free Cash Flow	264	361	(420)	(657)
Free Cash Flow excluding restructuring cash outlays	420	550	43	(146)

BALANCE SHEET HIGHLIGHTS

Statement of position - Assets (In Euro million)	Dec 31, 2014	Sept 30, 2014
Total non-current assets	10,362	10,784
Goodwill & intangible assets, net	4,192	4,076
Prepaid pension costs	2,636	3,527
Other non-current assets	3,534	3,181
Total current assets	11,098	10,767
OWC assets	4,542	4,790
Other current assets	1,006	1,119
Marketable securities, cash & cash equivalents	5,550	4,858
Total assets	21,460	21,551

Statement of position - Liabilities and equity (In Euro million)	Dec 31, 2014	Sept 30, 2014
Total equity	2,694	3,572
Attributable to the equity owners of the parent	1,861	2,777
Non controlling interests	833	795
Total non-current liabilities	11,085	10,516
Pensions and other post-retirement benefits	5,163	4,389
Long term debt	4,875	4,757
Other non-current liabilities	1,047	1,370
Total current liabilities	7,681	7,463
Provisions	1,364	1,430
Short term debt	402	276
OWC liabilities	4,381	4,285
Other current liabilities	1,534	1,472
Total liabilities and shareholder’s equity	21,460	21,551

Alcatel-Lucent will host a press and analyst conference at 1 p.m. CET which will be available live via conference call or audio webcast. All details on http://www.alcatel-lucent.com/investors/financial-results/Q4-2014

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Notes

The Board of Directors of Alcatel-Lucent met on February 5, 2015, examined the Group’s consolidated financial statements at December 31, 2014, and authorized their issuance.

All reported figures are currently being audited. All adjusted figures are unaudited. They are available on our website http://www.alcatel-lucent.com/investors/financial-results/Q4-2014

Operating income is the Income from operating activities before restructuring costs, litigations, impairment of assets, gain on disposal of consolidated entities and post-retirement benefit plan amendments.

“Adjusted” refers to the fact that it excludes the main impacts from Lucent’s purchase price allocation.

“Segment operating cash flow” is the adjusted operating income plus operating working capital change at constant exchange rate.

“Operating cash-flow” is defined as cash-flow after changes in working capital and before interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay.

Upcoming events

May 7: First-quarter results

About Alcatel-Lucent (Euronext Paris and NYSE: ALU)

Alcatel-Lucent is the leading IP networking, ultra-broadband access and cloud technology specialist. We are dedicated to making global communications more innovative, sustainable and accessible for people, businesses and governments worldwide. Our mission is to invent and deliver trusted networks to help our customers unleash their value. Every success has its network.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS
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ALCATEL-LUCENT INVESTOR RELATIONS
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SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this presentation consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent, such as for example the stated goal to reach in 2015 the “positive free cash flow target” or “achieve sustainable free cash flow generation”. Words such as “will,” “expects,” “looks to,” “anticipates,” “targets,” “projects,” “intends,” “guidance”, “maintain”, “plans,” “believes,” “estimates,” “aim,” “goal,” “outlook,” “momentum,” “continue,” “reach,” “confident in,” “objective,” “expansion”, “adoption”, “on track”, “turnaround”, variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guaranties of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess, including broad worldwide trends not within our control, as well as more locally specific events that may have an impact on our overall activities. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements, in particular with regard to product demand and market trends being as expected (in particular for those where we have decided to focus our resources), our ability to diversify our customer base, reach the targeted levels of cash flow generation, achieved the planned fixed cost savings, as well as close on certain operations. Actual outcomes may also differ materially with regard to our Shift Plan goals such as headcount reduction and streamlining the organization, product mix and site rationalization, exit of unprofitable contracts and markets at a reasonable cost. These risks and uncertainties are also based upon a number of factors including, among others, our ability to realize the full value of our existing and future intellectual property portfolio in a complex technological environment (including defending ourselves in infringement suits and licensing on a profitable basis our patent portfolio), our ability to operate effectively in a highly competitive industry and to correctly identify and invest in the technologies that become commercially accepted, demand for our legacy products and the technologies we pioneer, the timing and volume of network roll-outs and/or product introductions, difficulties and/or delays in our ability to execute on our other strategic plans, our ability to efficiently co-source or outsource certain business processes and more generally control our costs and expenses, the risks inherent in long-term sales agreements, exposure to the credit risk of customers or foreign exchange fluctuations, reliance on a limited number of suppliers for the components we need as well as our ability to efficiently source components when demand increases, the social, political risks we may encounter in any region of our global operations, the costs and risks associated with pension and postretirement benefit obligations, our ability to avoid unexpected contributions to such plans and to convert US pension liabilities into a one-time lump-sum payment in a cost-effective manner, changes to existing regulations or technical standards, existing and future litigation, compliance with environmental, health and safety laws, our ability to procure financing for our operations at an affordable cost, and the impact of each of these factors on our results of operations and cash. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent’s Annual Report on Form 20-F for the year ended December 31, 2013, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this presentation, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

ADJUSTED PROFORMA RESULTS

In the fourth quarter, the reported net income (group share) was Euro 271 million or Euro 0.08 per diluted share (USD 0.10 per ADS) including the negative after tax impact from Purchase Price Allocation entries of Euro 7 million.

In addition to the reported results, Alcatel-Lucent is providing adjusted results in order to provide meaningful comparable information, which exclude the main non-cash impacts from Purchase Price Allocation (PPA) entries in relation to the Lucent business combination. The fourth quarter 2014 adjusted net income (group share) was Euro 278 million or Euro 0.09 per diluted share (USD 0.10 per ADS).

	Q4 2014			2014
(In Euro million except for EPS)	As reported	PPA	Adjusted	As reported	PPA	Adjusted

Revenues	3,682		3,682	13,178		13,178
Cost of sales	(2,403)		(2,403)	(8,770)		(8,770)
Gross Profit	1,279		1,279	4,408		4,408
SG&A expenses	(421)	4	(417)	(1,621)	27	(1,594)
R&D costs	(584)	6	(578)	(2,215)	24	(2,191)
Operating income	274	10	284	572	51	623

Restructuring costs	(157)		(157)	(574)		(574)
Litigations	2		2	7		7
Gain/(loss) on disposal of consolidated entities	40		40	20		20
Impairment of assets	-		-	-		-
Post-retirement benefit plan amendment	9		9	112		112
Income from operating activities	168	10	178	137	51	188

Financial expense	(102)	0	(102)	(502)	0	(502)

Share in net income of equity affiliates	7		7	15		15
Income tax benefit	219	(3)	216	316	(19)	297
Income (loss) from continuing operations	292	7	299	(34)	32	(2)

Income (loss) from discontinued activities	(2)		(2)	(49)		(49)
Net Income (loss)	290	7	297	(83)	32	(51)

of which : Equity owners of the parent	271	7	278	(118)	32	(86)
Non-controlling interests	19		19	35		35

Earnings per share : basic	0.10		0.10	(0.04)		(0.04)
Earnings per share : diluted	0.08		0.09	(0.04)		(0.03)

E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of 1.2101 USD as of December 31, 2014.

RESTATEMENT OF 2013 - 2014 BREAKDOWN BY OPERATING SEGMENTS

In Euro Million
Revenues	2014	Q4’14	Q3’14	Q2’14	Q1’14	2013	Q4’13	Q3’13	Q2’13	Q1’13
Core Networking	5,966	1,802	1,443	1,369	1,352	6,151	1,726	1,516	1,583	1,326
IP Routing	2,368	664	594	561	549	2,253	555	580	624	494
IP Transport	2,114	649	527	484	454	2,120	618	544	530	428
IP Platforms	1,484	489	322	324	349	1,778	553	392	429	404
Access	7,157	1,871	1,807	1,907	1,572	7,447	1,983	1,951	1,816	1,697
Wireless Access	4,685	1,211	1,176	1,299	999	4,510	1,240	1,196	1,062	1,012
Fixed Access	2,048	549	518	521	460	2,069	542	541	523	463
Managed services	369	96	97	77	99	791	186	186	215	204
Licensing	55	15	16	10	14	77	15	28	16	18
Other	41	1	-	-	40	210	54	51	53	52
Eliminations & Unallocated	14	8	4	3	(1)	5	-	2	-	3
Total group revenues	13,178	3,682	3,254	3,279	2,963	13,813	3,763	3,520	3,452	3,078

Adj. operating income (loss)
Core Networking	630	288	123	123	96	479	258	93	139	(11)
in % of revenues	10.6%	16.0%	8.5%	9.0%	7.1%	7.8%	14.9%	6.1%	8.8%	-0.8%
Access	42	6	62	11	(37)	(85)	76	46	(75)	(132)
in % of revenues	0.6%	0.3%	3.4%	0.6%	-2.4%	-1.1%	3.8%	2.4%	-4.1%	-7.8%
Other	-	1	-	-	(1)	5	(1)	3	1	2
in % of revenues	-	-	-	-	-2.5%	2.4%	-1.9%	5.9%	1.9%	3.8%
Unallocated	(49)	(11)	(15)	2	(25)	(121)	(40)	(28)	(19)	(34)
Total	623	284	170	136	33	278	293	114	46	(175)
in % of revenues	4.7%	7.7%	5.2%	4.1%	1.1%	2.0%	7.8%	3.2%	1.3%	-5.7%

Segment Operating Cash Flow
Core Networking	528	415	(38)	103	48	482	317	62	110	(7)
in % of revenues	8.9%	23.0%	-2.6%	7.5%	3.6%	7.8%	18.4%	4.1%	6.9%	-0.5%
Access	48	154	(36)	(9)	(61)	(137)	223	26	(114)	(272)
in % of revenues	0.7%	8.2%	-2.0%	-0.5%	-3.9%	-1.8%	11.2%	1.3%	-6.3%	-16.0%
Other	(12)	-	-	-	(12)	(5)	5	(4)	(4)	(2)
in % of revenues	-29.3%	-	-	-	-30.0%	-2.4%	9.3%	-7.8%	-7.5%	-3.8%
Unallocated	(70)	(51)	13	2	(34)	(129)	(58)	(45)	(32)	6
Total	494	518	(61)	96	(59)	211	487	39	(40)	(275)
in % of revenues	3.7%	14.1%	-1.9%	2.9%	-2.0%	1.5%	12.9%	1.1%	-1.2%	-8.9%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 6, 2015	Alcatel Lucent

	By:	/s/ Jean Raby
	Name:	Jean Raby
	Title:	Chief Financial and Legal Officer